September 18, 2008

Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549
Attn:	Jorge Rivera Staff Attorney

	Subject:	RCN Corporation Form 10-K for the year ended December 31, 2007, as Amended Filed March 11, 2008 File No. 1-16805
Dear Mr. Rivera:
      On behalf of RCN Corporation (the “Company” or “RCN”), the undersigned confirms the receipt of the comment letter (the “Comment Letter”), dated September 3, 2008, to the Company from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission, regarding the Company’s Annual Report on Form 10-K for the Year Ended December 31, 2007, as amended, including disclosure incorporated therein by reference from the Company’s 2008 Definitive Proxy Statement filed on April 25, 2008.
      This letter sets forth the Company's response to the comment set forth in the Comment Letter. For your convenience, the response below corresponds to the italicized comment that immediately precedes it, which has been reproduced from the Comment Letter.
Form 10-K for the year ended December 31, 2007
Part III
Item 11. Executive Compensation
Compensation Discussion and Analysis
Components of Executive Compensation, Proxy Statement, page 15

1.	We have considered your response to comment five in our letter dated July 22, 2008 and are unable to agree. Public disclosure of each company-level performance target for the last completed fiscal year should not result in competitive harm when disclosure of the performance target will occur after the fiscal year has ended and actual company results will have been disclosed. Please advise or indicate that you intend to disclose such metrics, if material to an overall understanding of your executive compensation, in the future.
Response: The Company acknowledges the Staff’s comment and will include disclosure beginning with its 2009 Proxy Statement accordingly.
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      Please contact the undersigned at (703) 434-8440 should you have any further comments or if you require any additional information.

Respectfully yours,

/s/ Benjamin R. Preston
Benjamin R. Preston Senior Vice President, General Counsel

cc:	Michael T. Sicoli Leslie J. Sears Thomas C. Janson